UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08439

LoJack Corporation
(Exact name of registrant as specified in its charter)

40 Pequot Way, Canton, Massachusetts 02021
(781) 302-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock and Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [X]
Rule 12g-4(a)(2) [   ]
Rule 12h-3(b)(1)(i) [   ]
Rule 12h-3(b)(1)(ii) [   ]
Rule 15d-6 [   ]

Approximate number of holders of record as of the certification or notice date:
Common Stock: 1
Preferred Share Purchase Rights: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, LoJack Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2016	By: /s/ Richard Vitelle
Name: Richard Vitelle
Title: Secretary and Treasurer